

July 27, 2011

John A. Good, Esq.
Bass, Berry & Sims PLC
100 Peabody Place, Suite 900
Memphis, TN 38103-2625

> **Re: Whitestone REIT**
> **Whitestone REIT Operating Partnership, L.P.**
> **Form S-4**
> **Filed July 15, 2011**
> **File No. 333-175610**

Dear Mr. Good:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-4</u>

1. Please confirm that you will file a Schedule TO-I in connection with this exchange offer as soon as practicable on the date of commencement. Refer to Rule 13e-4(c)(2).

2. Confirm for us that the offer will be open for a full 20 business days, as required by Rule 14e-1(a).

3. We note that each of the Class A common stock and the OP units appear to be a separate class of equity security registered under section 12(g) of the Exchange Act. Please revise throughout the document to indicate that you are conducting two separate exchange offers. In addition, please revise to disclose the maximum

number of shares of Class B common stock being offered for the Class A common stock and the maximum number of shares of Class B common stock being offered for the OP units. Furthermore, please revise to clarify that if each offer is oversubscribed, you will accept tendered securities on a pro rata basis per class; in other words, that you will have separate proration pools for each of the Class A common stock and OP units. Refer to Rule 13e-4(f)(3).

4. Please include a separate section to explain any material differences in the rights of security holders as a result of the transaction. See Item 4(a)(4) of Form S-4.

5. Please state whether any officers or trustees intend to exchange their Class A common shares or OP units for Class B common shares. In addition, please include the information required by Item 8 of Schedule TO and corresponding Item 1008 of Regulation M-A.

Documents Incorporated by Reference, page 1

6. We note that the issuer does not meet the public float requirement in Form S-3 and therefore, the issuer is not eligible to incorporate by reference. Refer to General Instruction B.1.c. of Form S-4 and General Instruction I.B.1. of Form S-3. Please revise.

Market for Securities, page 11

7. Please revise to update the share information for the month of July 2011.

Termination of the Exchange Offer, page 20

8. Please refer to the last paragraph relating to your failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

9. Explain to us the purpose of the language that your interpretation of the conditions of the offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions